Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number	E-mail Address
(212) 455-2948	jkaufman@stblaw.com

January 11, 2017

Re:                             KKR Real Estate Finance Trust Inc. Draft Registration Statement on Form S-11

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C.  20549

Ladies and Gentlemen:

On behalf of KKR Real Estate Finance Trust Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-11 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement relates to the Company’s proposed offering of shares of its common stock. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

Please do not hesitate to contact me at (212) 455-2948 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman